SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 28, 2012

1. DATE AND TIME: February 28, 2012 at 10:30 a.m. 2.  PLACE:  The company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE: The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“LSA”), in the “Official Gazette of the State of Bahia” and in the February 11, 14 and 15, 2012 editions of newspaper “A Tarde,” and was also published in the February 13, 14 and 15, 2012 editions of newspaper “Valor Econômico” in order to achieve greater disclosure. 4.  ATTENDANCE:  Shareholders representing more than 97.1% of the Company’s voting capital, as verified by the signatures below and those in the “Shareholder’s Attendance Book.” Also in attendance, for purposes of the provisions of article 164 of the Corporation Law (LSA), was Mr. Antonio Luiz Vianna de Souza, member of the Company’s Fiscal Board, as well as Mr. Fábio Cajazeira Mendes, a representative of the company PricewaterhouseCoopers Auditores Independentes, a company with its principle place of business in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, do 1º ao 18º andares, Torre Torino, with a branch in the city of Salvador, at Av. Tancredo Neves, 620, 30º e 34° andares do Edifício Empresarial Mundo Plaza, Caminho das Árvores, CEP 41820-020, with secondary registration in the Regional Accounting Council (Conselho Regional de Contabilidade - CRC) of the State of Bahia under No. CRC 2SP000160/O-5 “F” BA, and enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 61.562.112/0004-73 (“PwC”). The meeting also recorded attendance by shareholders holding more than 44.2% of the preferred shares, according to the signatures in the “Shareholder’s Attendance Book.” 5.  PRESIDING BOARD: Chairman: Rafael Padilha Calábria and Secretary: Marcella Menezes Fagundes, chosen in the manner set out in article 17 of the Company’s Bylaws. 6.  OPINION OF THE FISCAL BOARD – The Company’s Fiscal Board, in an Opinion issued on February 6, 2012, issued a favorable opinion regarding the approval, by the Extraordinary General Meeting, of the merger of Ideom Tecnologia Ltda., a company with its principle place of business at Rua Eteno, 1561, prédio administrativo III, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia, enrolled in the CNPJ/MF under No. 10.281.781/0001-93, a wholly-owned subsidiary of the Company (“Ideom”) into the Company. 7.  AGENDA:  Reading of the agenda was waived by unanimous vote of the shareholders in attendance. 8.  RESOLUTIONS:  The matters listed in the Agenda were put up for discussion and vote, and the following resolutions were made by the unanimous vote of those in attendance: 8.1  - the drawing-up of the minutes of this Meeting as a summary was authorized, in addition to its publication without the signatures of the shareholders in attendance, pursuant to article 130 of the LSA and its paragraphs; 8.2  – Ratification of the contracting of a specialized company: the appointment and contracting of the specialized

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company PwC, identified above and represented at this Meeting by Mr. Fábio Cajazeira Mendes, who made himself available to clarify any doubts by the shareholders in attendance, was ratified and  approved, without amendments or exceptions, with such company having (i) examined and audited the financial statements of Ideom, prepared on December 31, 2011; and (ii)  evaluated the net equity of Ideom on the base date defined for the merger, namely, December 31, 2011 (“Base Date”), with preparation of the respective appraisal report on the book net equity of Ideom for purposes of performing accounting entries at the Company; 8.3 – Approval of the Appraisal Report: the Appraisal Report on the Book Net Equity of Ideom prepared based on the balance sheet included in the Financial Statements of Ideom drawn up on December 31, 2011 in the amount of twenty million, seven hundred and sixty-one thousand, seven hundred and thirty-six Reais and two centavos (R$ 20,761,736.02), was approved, without amendments or provisos and, once examined by those in attendance, such report and financial statements were initialed by the secretary and filed at the Company’s principal place of business, the initialed copies of which are hereby included in these minutes as Exhibit I (Ideom Accounting Report and Financial Statements); 8.4 – Merger of Ideom: once examined and discussed, the following matters were approved without amendments or provisos: (i) the Protocol and Justification of Merger of Ideom into the Company, dated February 6, 2012, containing the purposes, conditions and other information regarding the merger of Ideom into the Company (“Protocol”), a document which, once examined by those in attendance, was initialed by the secretary and filed at the Company’s principal place of business, the initialed copy of which is hereby included in these minutes as Exhibit II (Protocol and Justification of Merger of Ideom into the Company); and (ii)  the merger of Ideom into the Company, pursuant to the approved Protocol, without any alteration to the amount of the Company’s share capital or the issue of new shares due to the fact that the Company is the sole shareholder of Ideom, reason by which it was unnecessary to establish a share exchange ratio of shares, in which case the provisions in article 264 of the LSA shall not apply; 8.5.  As a result of the merger resolved herein, it was established that (i)  Ideom shall be legally extinguished, pursuant to the provisions of article 227, paragraph 3, of the LSA, making the Company the legal successor of Ideom, pursuant to article 227 of the LSA, with cancellation of the twenty-four million, four hundred thousand, nine hundred and seventy-four (24,400,974) quotas issued by Ideom and owned by the Company, pursuant to article 226, paragraph 1, of the LSA; (ii)  the principal place of business of Ideom located at Rua Eteno, 1561, Prédio Administrativo III, Complexo Petroquímico de Camaçari, in the City of Camaçari, State of Bahia, CEP 42810-000, enrolled in the CNPJ/MF under No. 10.281.781/0001-93 and under the Company Registration Number (NIRE) 29203259976 shall be absorbed by the principal place of business of the Company located at the same address, enrolled in the CNPJ/MF under No. 42.150.391/0001-70 and under NIRE 29300006939; and (iii) the Ideom branch located at Avenida das Nações Unidas, 4777, 11º Parte, Edifício Villa Lobos, Alto de Pinheiros, in the City and State of São Paulo, CEP 05477-000, enrolled in the CNPJ/MF under No. 10.281.781/0002-74 and NIRE No. 3590362227-0 shall be extinguished; 8.6 – Authorization: Lastly, the administrators of the Company were authorized to perform all acts deemed necessary to formalize the merger of Ideom into the Company approved herein before the public bodies and third parties in general; 8.7– Election of Alternate Member of the Company’s Board of Directors: as a result of the resignation presented by Mr. Pedro Augusto Bonésio on June 2, 2011, the election of Mr. GUSTAVO TARDIN BARBOSA, Brazilian, married, civil engineer, enrolled

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in the CPF/MF under No. 720.925.307-63, bearer of RG No. 045282969 – IFP/RJ, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 3º andar, sala 301, Centro, Rio de Janeiro/RJ, CEP 20.031-912, was approved, without amendments or provisos, to compose the Company’s Board of Directors as an alternate member replacing Mr. Pedro Augusto Bonésio, and shall remain in the position until the next election of the Company’s Board of Directors, which shall occur at the next Annual General Meeting of the Company. Mr. Gustavo Tardin Barbosa shall be invested in office on this date, having presented written statements for the due legal purposes and effects set out in article 37, item II, of Law No. 8,934 of November 18, 1994, with the wording provided by article 4 of Law No. 10,194 of February 14, 2001, wherein he is not prevented from exercising the trade or administration of a business organization, by virtue of a criminal sentence, having also presented, in compliance with the provisions of CVM Ruling No. 358 of January 3, 2002, a written statement pursuant to the terms of such Ruling, which was filed at the Company’s principal place of business. 8.8 – Amendment to the Company’s Bylaws: the following matters were approved, without amendments or provisos: (i)  amendment to the Company’s Bylaws seeking to adapt them (a)  to the Level I Minimum Statutory Clauses as a result of the revision of the Level I Listing Regulations of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange of the State of São Paulo), specifically in relation to articles 1, 19, 20 and 30 and their respective paragraphs, when applicable, and (b)  to the new Shareholders’ Agreement of the Company and to the new reality of the Company and the Brazilian capital market, including, without limitation, adaptations to the corporate purpose and the duties of the general meeting of shareholders and the management bodies of the Company; and (ii)  the restatement of the Company’s Bylaws, as a result of the resolutions approved herein, providing the necessary compensation, whereupon the Company’s Bylaws shall become effective with the wording contained in Exhibit III (Bylaws), a document which, once examined by those in attendance, was initialed by the secretary and filed at the Company’s principal place of business, an initialed copy of which is included in these minutes; 9. - ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Shareholders in attendance, which made up the quorum required to render the resolutions of this General Meeting valid and, by decision of the Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, February 28, 2012. Sgd.: PRESIDING BOARD: Rafael Padilha Calábria – Chairman; Marcella Menezes Fagundes – Secretary; SHAREHOLDERS: BRK Investimentos Petroquímicos S/A (by Ana Patrícia Soares Nogueira); Odebrecht Serviços e Participações S/A (by Rafael Padilha Calábria); Odebrecht S/A (by Rafael Padilha Calábria); Petróleo Brasileiro S/A – Petrobras (by Juliana Peruzzi Elia).

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.